SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

1 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 1 May, 2012
                re: 1st Quarter Results

Q1 2012 Interim Management Statement

Lloyds Banking Group plc

1 May 2012

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2012.
Statutory basis
Unaudited statutory results are set out on pages 25 and 26.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison of the 2012 results on a statutory basis with 2011 is of limited benefit.

Combined businesses basis
In order to provide more meaningful and relevant comparisons, the results of the Group are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

●
In order to reflect the impact of the acquisition of HBOS, the amortisation of purchased intangible assets has been excluded; and the unwind of acquisition-related fair value adjustments is shown on one line in the combined businesses income statement.

●
In order to better present business performance the effects of liability management, volatile items and asset sales which are not part of normal business operations (which now include central gilt sales), are shown on a separate line in the combined businesses income statement and 'underlying income' is total income less these effects.  The following items, not related to acquisition accounting, have also been excluded from the combined businesses income statement:

	- integration, simplification and EC mandated retail business disposal costs; - volatility arising in insurance businesses; - insurance gross up;	- payment protection insurance provision; and - certain past service pensions credits in respect of the Group's defined benefit pension schemes.
To enable a better understanding of the Group's core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group's risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group's customer strategy.  The EC mandated retail business disposal (Project Verde) is included in core portfolios.
The Group's core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.
The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported total costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group's income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.
During 2011, the Group reassessed its non-core activities and a number of portfolio changes were made within the Wholesale, Commercial and International portfolios.  The disclosures in this report have been restated on this basis.
Unless otherwise stated income statement commentaries throughout this document compare the three months to 31 March 2012 to the three months to 31 March 2011, and the balance sheet analysis compares the Group balance sheet as at 31 March 2012 to the Group balance sheet as at 31 December 2011.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including, without limitation, as a result of the integration of HBOS and the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

QUARTER ENDED 31 MARCH 2012: KEY HIGHLIGHTS
FURTHER PROGRESS AGAINST STRATEGIC TARGETS MITIGATING EFFECTS OF
SUBDUED UK ECONOMY

'The Group has made substantial progress against its strategic objectives in the first quarter of this year, notably in continuing to grow deposits above the market through our multi-brand strategy, completing our 2012 term wholesale funding programme, achieving a substantial further reduction in non-core assets, and reducing the loan to deposit ratio to the targeted level for 2014.  Although our results reflected the subdued UK economic environment, the actions we have taken to further reduce costs, strengthen the balance sheet and reduce risk, and the additional investment we have made in our core franchise, are mitigating these effects and will position us well for future growth.'
António Horta-Osório
Group Chief Executive

Further strengthening the Group's balance sheet
• Core tier 1 capital ratio further increased to 11.0 per cent, an increase of 20 basis points since 31 December 2011

• 2012 term funding plan now completed; remain open to modest further issuance as opportunities arise

•    Total wholesale funding further reduced to £231.3 billion, down 8 per cent compared to 31 December 2011 and 24 per cent (£71.8 billion) since end Q1 2011; wholesale funding with less than one year maturity reduced to
      £91.4 billion, down by 41 per cent since March 2011 (£154.6 billion as at 31 March 2011)

• Strong primary liquidity portfolio of £106.4 billion (31 December 2011: £94.8 billion)

• Maturity profile of wholesale funding further improved, with 60 per cent with a maturity of greater than one year

•    Improved Group loan to deposit ratio of 130 per cent (31 December 2011: 135 per cent), reaching the 2014 strategic target set in June of last year and meeting guidance more than two years early; core loan to deposit ratio of
      105 per cent

   Ongoing progress in reshaping the business and reducing risk

•    Substantial non-core asset reduction in the quarter to £128.3 billion, representing 13 per cent of total assets.  This is a £65.4 billion, or 34 per cent reduction since the beginning of 2011; down £12.4 billion in the first quarter, and
      £44.6 billion since end Q1 2011

•    Continued momentum in deposit growth: customer relationship deposits (excluding repos) increased 2 per cent in quarter and 6 per cent since end Q1 2011 demonstrating the success of our multi-brand strategy

•    Impairment charge at £1.7 billion reduced by 31 per cent compared to Q4 2011 and 36 per cent compared to Q1 2011; full year 2012 guidance unchanged reflecting unaltered expectations for the UK economy

Further simplification savings delivered; costs reduced
• Simplification annual run-rate cost savings increased to £352 million (31 December 2011: £242 million)

• Total costs reduced by 7 per cent compared to Q1 2011 primarily driven by simplification and synergy savings

   Resilient core business performance despite effects of subdued economy
• Return on risk-weighted assets increased by 10 basis points to 2.65 per cent compared to the first quarter of 2011

•    Core underlying1 income reduced by 11 per cent compared to the first quarter of 2011, principally reflecting subdued lending demand leading to lower core asset volumes, lower non-core assets and higher wholesale funding costs

•    Core banking net interest margin was relatively resilient in the quarter, declining only 2 basis points, compared to Q4 2011, to 2.32 per cent, with the benefits of asset repricing and improved funding mix partially offsetting higher wholesale funding costs (31 March 2011: 2.47 per cent)

• Full year net interest margin outlook unchanged

   Group profit in line with our expectations

•    Resilient profitability due to further reduction in costs and impairment charge: Core underlying1 combined businesses profit before tax and fair value unwind reduced by only 2 per cent to £1,603 million

• Return on risk-weighted assets improved to 0.59 per cent from 0.23 per cent in the first quarter of 2011

• Statutory profit before tax of £288 million, including a further PPI provision of £375 million for costs of customer contact and redress given the increase in the volume of complaints being received

    Further investment in core franchise improving customer propositions and driving targeted growth:

•    Further improvements to Retail's branch infrastructure and internet offerings, including over 100 Lloyds TSB branches refurbished since November 2011, improvements to Lloyds TSB Money Manager, and international online payments capability

• Continued successful development of multi-brand strategy, good term deposit growth and over 750,000 customers now signed up to Halifax Savers Prize Draw

•    We continue to focus on supporting the UK housing market and in particular helping first time buyers get onto the property ladder.  In the first quarter we have completed more than £1.3 billion of new lending to over 11,500 first-
      time buyers

• On track to achieve our target reduction to 1.3 complaints per 1,000 accounts by the year end

• Advanced £3.25 billion of gross new lending to SMEs in the first quarter; on track to fulfil commitment of £12 billion of gross new lending to SMEs in 2012 and positive SME net lending

•    SME net lending growth of 4 per cent year-on-year against market contraction of 4 per cent; supported over 30,000 start ups in the first quarter towards commitment to support at least 100,000 in 2012

• Continued improvement in Wholesale Rates and debt capital markets performance

• Good progress with development of new and enhanced product propositions in Wealth and Insurance in advance of the Retail Distribution Review (RDR) implementation

   Confident in delivery of financial guidance; guidance for reduction of non-core assets and loan to deposit ratio increased
• Further progress in first quarter supports confidence in delivery of 2012 financial guidance, despite the challenging macro-economic environment

•    Given substantial progress in the year to date, 2012 non-core asset reduction guidance now increased to at least £30 billion from at least £25 billion and we are expecting to reach our 2014 target in 2013

• Now targeting a long-term Group loan to deposit ratio of 120 per cent, and assuming a continuation of current market conditions we expect to achieve this target in the next twelve months

• Remain confident that our medium-term financial targets are achievable over time

1	Underlying measures exclude the effects of liability management, volatile items, and asset sales.

KEY PERFORMANCE INDICATORS

Capital and balance sheet	As at 31 Mar 2012	As at 31 Dec 2011	Change %	As at 31 Mar 2011	Change %

Statutory
Loans and advances to customers (excluding reverse repos)	£535.6bn	£548.8bn	(2)	£577.8bn	(7)
Customer deposits (excluding repos)	£412.0bn	£405.9bn	2	£389.3bn	6
Loan to deposit ratio1	130%	135%		148%
Funded assets	£566.3bn	£587.7bn	(4)	£632.9bn	(11)

Wholesale funding	£231.3bn	£251.2bn	(8)	£303.1bn	(24)
Wholesale funding >1 year maturity	60%	55%		49%
Wholesale funding < 1 year maturity	£91.4bn	£113.3bn	(19)	£154.6bn	(41)
Primary liquidity portfolio	£106.4bn	£94.8bn	12	£98.8bn	8

Risk-weighted assets	£345.8bn	£352.3bn	(2)	£390.9bn	(12)
Core tier 1 capital ratio	11.0%	10.8%		10.0%
Net tangible assets per share	58.3p	58.6p		55.8p
Leverage ratio	17 times	17 times		18 times

Core

Loans and advances to customers (excluding reverse repos)	£429.7bn	£437.0bn	(2)	£447.5bn	(4)
Customer deposits (excluding repos)	£408.0bn	£401.5bn	2	£384.3bn	6
Loan to deposit ratio1	105%	109%		116%
Risk-weighted assets	£242.2bn	£243.5bn	(1)	£257.7bn	(6)

Non-core

Total non-core assets	£128.3bn	£140.7bn	(9)	£172.9bn	(26)
Risk-weighted assets	£103.6bn	£108.8bn	(5)	£133.2bn	(22)

1	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

Further key metrics can be found on pages 27 and 28.
KEY PERFORMANCE INDICATORS (continued)

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change %	Quarter ended 31 Mar 2011	Change %
Results	£m	£m		£m

Statutory
Profit (loss) before tax	288	316	(9)	(3,470)
Earnings (loss) per share	0.0p	0.0p		(3.6)p
Combined businesses basis
Total income, net of insurance claims	4,491	5,870	(23)	4,805	(7)
Total costs	(2,564)	(2,712)	5	(2,751)	7
Impairment	(1,657)	(2,409)	31	(2,608)	36
Profit before tax	628	937	(33)	284

Banking net interest margin	1.95%	1.97%		2.16%
Average interest-earning banking assets	£558.8bn	£567.5bn	(2)	£603.5bn	(7)
Impairment as a % of average advances1	1.14%	1.63%		1.70%
Cost:income ratio2	57.1%	46.2%		57.3%
Return on risk-weighted assets3	0.59%	(0.14)%		0.23%
Combined businesses basis - core
Total income, net of insurance claims	4,512	5,417	(17)	4,484	1
Total costs	(2,343)	(2,456)	5	(2,519)	7
Impairment	(412)	(640)	36	(729)	43
Profit before tax	1,578	1,974	(20)	1,206	31

Underlying4 core total income, net of insurance claims	4,353	4,543	(4)	4,881	(11)
Underlying4 core profit before tax	1,419	1,100	29	1,603	(11)
Underlying4 core profit before tax and fair value unwind	1,603	1,447	11	1,636	(2)

Banking net interest margin	2.32%	2.34%		2.47%
Average interest-earning banking assets	£429.7bn	£433.4bn	(1)	£449.6bn	(4)
Impairment as a % of average advances1	0.36%	0.56%		0.64%
Cost:income ratio2	51.9%	45.3%		56.2%
Underlying4 cost:income ratio5	53.8%	54.1%		51.6%
Return on risk-weighted assets3	2.65%	2.32%		2.55%

1	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.
2	Total costs divided by total income net of insurance claims.
3	Underlying profit before tax and fair value unwind divided by average risk-weighted assets.
4	Underlying measures exclude the effects of liability management, volatile items and asset sales.
5	Total costs divided by underlying total income net of insurance claims.

BUSINESS PERFORMANCE OVERVIEW

Although the economic and regulatory environment remained challenging in the first quarter of 2012, and the market environment continued to be competitive, we made further good progress against the key elements of our strategic plan, and delivered a resilient underlying performance in our core business.

Further strengthening the Group's balance sheet, and reducing costs and risk
Given the wider business environment, our focus in the first quarter of 2012 continued to be on further strengthening the Group's balance sheet and reducing risk and costs.  We were therefore pleased to have increased our core tier 1 capital ratio to 11.0 per cent, to have grown customer deposits (excluding repos) by a further £6.1 billion and reduced our loan to deposit ratio to 130 per cent in the first quarter, and to have now completed our 2012 term wholesale funding programme.

We also further reduced risk by continuing to reshape the Group, achieving a substantial reduction in non-core assets of £12.4 billion, representing around half our original target for 2012 as a whole, and we continued to make excellent progress with our simplification initiatives, delivering annualised run-rate cost savings of £352 million by the end of the quarter, an increase of £110 million since the 2011 year end.

Improved costs, impairment charge and funding mix mitigating the effects of a subdued economy
On a combined businesses basis, the Group reported profit before tax of £628 million (Q1 2011: £284 million; Q4 2011: £937 million), and on an underlying basis which excludes the effects of liability management, volatile items and asset sales, profit before tax of £543 million (Q1 2011: £661 million; Q4 2011: £34 million loss).

When compared to the first quarter of 2011, on an underlying basis, at a Group level, the benefits of further cost reductions of 7 per cent and a decline of 36 per cent in the impairment charge from prior year, more than offset the fall of 15 per cent in underlying income.  This fall in income principally reflected subdued lending demand and continued customer deleveraging in the core business and non-core asset reductions.  Banking net interest margin decreased as expected by 21 basis points to 1.95 per cent, principally reflecting higher wholesale funding costs.

The core business, however, delivered a resilient performance given the subdued UK economic environment, with underlying profit before tax and fair value unwind down 2 per cent to £1,603 million (Q1 2011: £1,636 million).  The core net interest margin was relatively resilient reflecting the benefits of improved asset pricing and funding mix, with a decrease of 15 basis points compared to the first quarter of 2011, to 2.32 per cent, while our simplification and risk initiatives resulted in a further reduction in costs of 7 per cent and the impairment charge declining 43 per cent.

On a statutory basis, the Group delivered a profit before tax of £288 million in the first quarter of 2012, compared to a £316 million profit in the fourth quarter of 2011 and a loss before tax of £3,470 million in the first quarter of 2011 (with that loss primarily as a result of the £3,200 million provision for payment protection insurance contact and redress).

Increased investment positioning core business to benefit strongly from economic growth
While the weak economy affected the Group's results in the quarter, increased investment in our core business is positioning us to benefit strongly from future growth in the UK economy, and particularly customer-related initiatives.

In our Retail business, we have grown customer deposits (excluding repos) by 6 per cent since the first quarter of 2011 and have completed another successful ISA season, while continuing to not pay leading rates, supporting robust growth in ISA balances compared to a year ago.  The refresh of the Halifax brand continues to resonate with customers, and is being supported by new proposition development.  This includes the Halifax Savers Prize Draw, for which over 750,000 customers have now signed up, and a loan price promise for Halifax's best credit quality customers.

Further progress with the switching service resulted in Halifax being awarded a 4* rating from Defaqto, the only bank to achieve this status, and is also being evidenced in customer volumes with Halifax achieving a significant increase in switching volumes during the first quarter.

We completed £5.7 billion of new mortgage business in the quarter, and as part of our ongoing support for the UK housing market and first-time buyers in particular, advanced more than £1.3 billion to first-time buyers.  The Group continues to develop its proposition for first-time buyers, including the launch of support for those customers affected by the end of the stamp duty exemption, the launch of our NewBuy mortgage proposition in full support of the UK Government-led initiative, and further expansion of the Local Lend a Hand mortgage offering.  The recently launched NewBuy proposition aims to assist both first-time buyers and those moving home who have a deposit of at least 5 per cent to buy a 'new build' home in England.

We have also continued to improve our branch and online offerings, having refurbished over 100 Lloyds TSB branches since November 2011 with new styling and an efficient layout, started the roll-out of a new branch management strategy, enhanced international payments capability to our internet banking platform and increased the functionality of the popular Lloyds TSB Money Manager service.

Our core Commercial business is committed to supporting Small and Medium-sized Enterprises (SMEs) as key contributors to growth and job creation in the UK economy.  Under our SME Charter, we have pledged to make at least £12 billion of gross new lending available to SMEs in 2012, and to deliver positive net lending growth in this sector to help stimulate economic output and improve confidence.  We made good progress against this commitment in the first quarter of 2012, and are on track to meet it, having advanced £3.25 billion of gross new lending.  In the first quarter of 2012, we have also supported over 30,000 start-ups towards our commitment to help at least 100,000 in 2012.  The Group is participating in the UK Government's National Loan Guarantee Scheme.  Through the scheme, the Group expects to provide UK businesses which have a turnover of up to £50 million with discounted funding over the next two years, subject to continuation of the scheme and its financial benefits, and based on the Group's existing lending criteria.  Firms who take up the funding will benefit from a one percentage point discount.

Although net lending to core customers in Wholesale reflected the subdued UK economic environment, declining in the quarter, we continued to benefit from the enhancements we are making to our product capabilities.  These are helping us to further deepen our existing strong relationships with our customers, which has been reflected in enhanced service quality.  This was demonstrated by the latest results from the highly respected Greenwich Associates Large Corporate study, in which Lloyds Banking Group improved from last year's fourth position for Overall Relationship Quality, to now jointly lead the market.  We have also further improved our debt capital markets league table rankings, and were ranked third in Corporate Sterling issuance in the first quarter of 2012, against fourth in the fourth quarter in 2011, and fifteenth in Corporate Investment Grade Euro issuance, against twenty-first in 2011, and continue to see further growth in our Rates business.

Our Wealth business continues to make good progress with new proposition development and in simplifying its operating model by bringing together our UK and International wealth investment offices under a single leadership structure.  In the first quarter, International achieved a further significant reduction in non-core assets, and agreed the sale of our onshore business in Dubai as part of our strategy to streamline the Group's international presence from 30 countries to less than half that number by the end of 2014.

Work to reshape Insurance to operate as one business with an increasingly customer-focused corporate and management structure is underway.  We have also continued to develop new and enhanced product propositions, and to pursue our strategy of selective participation in the important Intermediary and Direct channels.  In the Intermediary channel we have witnessed strong growth in Corporate Pensions sales in the first quarter of 2012 with sales on a PVNBP basis increasing by 40 per cent.  Sales of individual pensions have increased 12 per cent period-on-period, particularly driven by sales of our flagship Retirement Account product.

Following a participation review we announced the withdrawal from the Offshore Bond market in the first quarter of 2012.  At the same time, we announced our intention to selectively participate in the risk market where product economics and returns meet our strict criteria.  We plan to launch an enhanced Annuities product and beyond that we are also aiming to enter the IFA Protection market.

Within General Insurance, in line with our strategy of seeking to expand our role in other markets through targeted participation and underwriting strategy, we have witnessed strong growth in motor insurance, a product that we distribute directly.

EC mandated business disposal (Project Verde)
The Group continues to make good progress with its mandated retail and commercial divestment.  We continue to have productive and meaningful discussions with the Co-operative Group plc, the preferred buyer for the Verde business.  However, the Group is no longer holding these discussions under an exclusivity agreement.  Given the renewed interest in the Verde business we will now consider detailed discussions with other parties but only once we are satisfied that any proposal is likely to achieve the appropriate regulatory clearances and offers greater value and/or certainty to our shareholders against our alternative option of an Initial Public Offering (IPO).

The Group continues to progress work on an IPO option where Verde will be a standalone bank with separate supporting corporate functions, based on proven Lloyds Banking Group systems and infrastructure.

Confident in delivery of financial guidance, despite challenging environment
The strong progress we have made in the first quarter supports our confidence in the delivery of our 2012 financial guidance, despite economic and regulatory headwinds and competitive markets.

Given the substantial progress that we have made in the year to date, we have now increased our guidance for the non-core asset reduction we expect to achieve in 2012 by £5 billion to at least £30 billion and we are expecting to reach our 2014 target in 2013.

We are also now targeting a long-term Group loan to deposit ratio of 120 per cent, and assuming a continuation of current market conditions we expect to achieve this target in the next twelve months.

We remain confident that our income driven medium-term financial targets are achievable over time.

SUMMARY OF RESULTS

Combined businesses consolidated income statement
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011
	£ million	£ million	£ million

Net interest income	2,645	2,816	3,303
Other income	2,194	2,228	2,391
Effects of liability management, volatile items and asset sales1	(240)	884	(775)
Total income	4,599	5,928	4,919
Insurance claims	(108)	(58)	(114)
Total income, net of insurance claims	4,491	5,870	4,805
Total costs	(2,564)	(2,712)	(2,751)
Trading surplus	1,927	3,158	2,054
Impairment	(1,657)	(2,409)	(2,608)
Share of results of joint ventures and associates	3	10	9
Profit (loss) before tax and fair value unwind	273	759	(545)
Fair value unwind	355	178	829
Profit before tax - combined businesses	628	937	284

1
Includes the gains from liability management exercises (see note on page 13), the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes, net derivative valuation adjustments, and gains or losses on disposals of assets which are not part of normal business operations.  Following an increase in the level of sale of centrally held government bonds in the first quarter, related gains have been included within this line item.  Comparative figures have been restated accordingly.

The basis of preparation of the combined businesses income statement is set out on the inside front cover.

Reconciliation of combined businesses profit before tax to statutory profit (loss) before tax

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011
	£ million	£ million	£ million

Profit before tax - combined businesses	628	937	284
Integration, simplification and EC mandated retail business disposal costs	(269)	(386)	(333)
Volatility arising in insurance businesses	167	(101)	(77)
Amortisation of purchased intangibles	(121)	(134)	(144)
Past service pensions credit	258	-	-
Payment protection insurance provision	(375)	-	(3,200)
Profit (loss) before tax - statutory	288	316	(3,470)
Taxation	(278)	(251)	1,041
Profit (loss) for the period	10	65	(2,429)

Earnings (loss) per share	0.0p	0.0p	(3.6)p

Combined businesses consolidated income statement
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011
Core	£ million	£ million	£ million

Net interest income	2,473	2,609	2,859
Other income	1,988	1,992	2,136
Effects of liability management, volatile items and asset sales1	159	874	(397)
Total income	4,620	5,475	4,598
Insurance claims	(108)	(58)	(114)
Total income, net of insurance claims	4,512	5,417	4,484
Total costs	(2,343)	(2,456)	(2,519)
Trading surplus	2,169	2,961	1,965
Impairment	(412)	(640)	(729)
Share of results of joint ventures and associates	5	-	3
Profit before tax and fair value unwind	1,762	2,321	1,239
Fair value unwind	(184)	(347)	(33)
Profit before tax	1,578	1,974	1,206

Non-core
Net interest income	172	207	444
Other income	206	236	255
Effects of liability management, volatile items and asset sales1	(399)	10	(378)
Total income	(21)	453	321
Insurance claims	-	-	-
Total income, net of insurance claims	(21)	453	321
Total costs	(221)	(256)	(232)
Trading surplus	(242)	197	89
Impairment	(1,245)	(1,769)	(1,879)
Share of results of joint ventures and associates	(2)	10	6
Loss before tax and fair value unwind	(1,489)	(1,562)	(1,784)
Fair value unwind	539	525	862
Loss before tax	(950)	(1,037)	(922)

1
Includes the gains from liability management exercises (see note on page 13), the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes, net derivative valuation adjustments, and gains or losses on disposals of assets which are not part of normal business operations.  Following an increase in the level of sale of centrally held government bonds in the first quarter, related gains have been included within this line item.  Comparative figures have been restated accordingly.

The basis of preparation of the core and non-core income statements is set out on the inside front cover.
FINANCIAL PERFORMANCE

Group profit broadly in line with our expectations and a resilient core business performance
The Group delivered a combined businesses profit before tax of £628 million in the first quarter of 2012, broadly in line with our expectations despite the challenging external environment, with the core business delivering a resilient performance, and non-core results reflecting the substantial reduction in non-core assets.  In line with our strategy, we continued to further reduce the risk in our balance sheet, strengthening our core tier 1 capital ratio, significantly reducing non-core assets and further improving our funding position.

Combined businesses results summary - profit before tax

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Profit before tax	628	937	(33)	284
Adjustments to exclude:
Liability management gains	(168)	(1,295)		-
Banking volatility	426	(35)		111
Change in fair value of equity conversion feature of ECNs	60	259		398
Net derivative valuation adjustments	(281)	308		(53)
Gains and losses on asset sales	(122)	(208)		(79)
	(85)	(971)		377
Profit (loss) before tax, excluding effects of liability management, volatile items and asset sales	543	(34)		661	(18)
Adjustments to exclude:
Fair value unwind	(355)	(178)		(829)
Associated fair value unwind on asset sales	325	87		398
Underlying profit before tax and fair value unwind	513	(125)		230

Return on risk-weighted assets	0.59%	(0.14)%		0.23%

Excluding the effects of liability management, volatile items and asset sales, combined businesses profit before tax decreased by 18 per cent when compared to the first quarter of 2011, to £543 million.  Underlying income, which reflected subdued lending demand and continued customer deleveraging in the core business and non-core asset reductions, reduced by 15 per cent, while costs reduced by 7 per cent and the impairment charge declined by 36 per cent.  As a result, the underlying return on risk-weighted assets in the first quarter of 2012 improved to 0.59 per cent from 0.23 per cent in the first quarter of 2011.

Profit before tax included fair value unwind of £355 million of acquisition-related fair value adjustments, higher than previously anticipated given greater than expected non-core treasury asset sales in the quarter.  The full year outturn will continue to be impacted by the level of non-core asset sales which have the effect of accelerating fair value unwind.  At this stage it is expected that fair value unwind will be higher in 2012 than previously guided with correspondingly lower benefits in subsequent years.

The statutory profit before tax was £288 million in the first quarter of 2012.  The statutory result includes, amongst other things, a payment protection insurance provision of £375 million, positive insurance volatility of £167 million (Q4 2011: negative volatility of £101 million), a past service pensions credit of £258 million (Q4 2011: nil), and charges totalling £390 million (Q4 2011: £520 million), of which £161 million related to simplification and £108 million to costs of the EC mandated retail business disposal.  After a tax charge of £278 million, and after taking into account the profit attributable to non-controlling interests of £8 million, the profit attributable to equity shareholders was £2 million.
Income
Total income, net of insurance claims, decreased by 7 per cent to £4,491 million.  The decrease includes the effect of non-core asset reductions, a number of volatile items including banking volatility, changes in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes (ECNs), and net derivative valuation adjustments, the effect of liability management gains and asset sales.  Underlying measures given in this statement exclude the effects of these items.

Combined businesses results summary - income

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Total income	4,599	5,928	(22)	4,919	(7)
Insurance claims	(108)	(58)	(86)	(114)	5
Total income, net of insurance claims	4,491	5,870	(23)	4,805	(7)
Adjustments to exclude:
Liability management gains	(168)	(1,295)		-
Banking volatility	426	(35)		111
Change in fair value of equity conversion feature of ECNs	60	259		398
Net derivative valuation adjustments	(281)	308		(53)
Gains and losses on asset sales	203	(121)		319
	240	(884)		775
Underlying total income, net of insurance claims	4,731	4,986	(5)	5,580	(15)

Underlying total income, net of insurance claims, decreased by 15 per cent, principally reflecting subdued lending demand and continued customer deleveraging in the core business and non-core asset reductions undertaken to strengthen the balance sheet.

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Net interest income	2,645	2,816	(6)	3,303	(20)
Other operating income	2,194	2,228	(2)	2,391	(8)
Insurance claims	(108)	(58)	(86)	(114)	5
Underlying total income, net of insurance claims	4,731	4,986	(5)	5,580	(15)

Net interest income
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Net interest income	2,645	2,816	(6)	3,303	(20)

Banking net interest margin	1.95%	1.97%		2.16%
Average interest-earning banking assets	£558.8bn	£567.5bn	(2)	£603.5bn	(7)

Group net interest income decreased by 20 per cent, to £2,645 million.  This fall reflects the decrease of 7 per cent in average interest-earning banking assets, as a result of subdued lending demand and continued customer deleveraging in the core business and non-core asset reductions, and the reduction in net interest margin.

Banking net interest margin decreased 21 basis points to 1.95 per cent, principally reflecting higher wholesale funding costs, as expected.

Other operating income
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Other operating income	2,194	2,228	(2)	2,391	(8)

Other operating income decreased by 8 per cent to £2,194 million compared with the first quarter of 2011.  Sales of non-lending products have been affected by the subdued market conditions.  This together with the continued run-off of the PPI book has been partially offset by a stronger performance from Sales and Trading in Wholesale Markets.

Liability management gain
A liability management gain of £168 million arose in the first quarter of 2012 on a transaction undertaken as part of the Group's management of capital, on the exchange of certain debt securities for other debt instruments.

Core and non-core income performance

Core income
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Total core income	4,620	5,475	(16)	4,598
Insurance claims	(108)	(58)	(86)	(114)	5
Total core income, net of insurance claims	4,512	5,417	(17)	4,484	1
Adjustments to exclude:
Liability management gains	(168)	(1,295)		-
Banking volatility	426	(35)		111
Change in fair value of equity conversion feature of ECNs	60	259		398
Net derivative valuation adjustments	(281)	308		(53)
Gains and losses on asset sales	(196)	(111)		(59)
	(159)	(874)		397
Underlying total core income, net of insurance claims	4,353	4,543	(4)	4,881	(11)

Core banking net interest margin	2.32%	2.34%		2.47%
Average interest-earning banking assets - core	£429.7bn	£433.4bn	(1)	£449.6bn	(4)

Core income was broadly flat while underlying core income fell by 11 per cent, principally reflecting subdued new lending demand, continued customer deleveraging, and a lower banking net interest margin.  Core net interest margin fell 15 basis points, mainly reflecting higher wholesale funding costs, but was more resilient than at the Group level thanks to the benefits of asset repricing and improved funding mix.

Non-core income
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Total non-core income	(21)	453		321
Insurance claims	-	-		-
Total non-core income, net of insurance claims	(21)	453		321
Adjustments to exclude:
Liability management gains	-	-		-
Banking volatility	-	-		-
Change in fair value of equity conversion feature of ECNs	-	-		-
Net derivative valuation adjustments	-	-		-
Gains and losses on asset sales	399	(10)		378
	399	(10)		378
Underlying total non-core income, net of insurance claims	378	443	(15)	699	(46)

Non-core banking net interest margin	0.70%	0.75%		1.24%
Average interest-earning banking assets - non-core	£129.1bn	£134.1bn	(4)	£153.9bn	(16)

The 46 per cent fall in underlying non-core income reflects the significant reductions achieved in the non-core portfolios and the decrease in net interest margin, primarily as a result of higher wholesale funding costs.

Total costs
Total costs decreased by 7 per cent compared to the first quarter of 2011, mainly as a result of the realisation of integration and simplification related savings.  In accordance with accounting requirements no accrual has been made in the first quarter for the UK bank levy.

Combined businesses results summary - costs

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Core	(2,343)	(2,456)	5	(2,519)	7
Non-core	(221)	(256)	14	(232)	5
Total costs	(2,564)	(2,712)	5	(2,751)	7

Simplification savings annual run-rate	352	242		-

Core total costs reduced by 7 per cent.  This mainly reflected the realisation of further integration and simplification related savings, while in the non-core business the reduction was mainly a result of the elimination of certain support costs for the non-core portfolios.

As at 31 March 2012, we had realised annualised run-rate cost savings of £352 million from our programme to simplify the Group, an increase of £110 million since 31 December 2011.  We remain on track to deliver our targets, which we increased by £200 million on the announcement of our 2011 Full Year results, of £1.7 billion of annual savings in 2014 and £1.9 billion of run-rate savings by the end of 2014.

On 1 March 2011, we announced that, in order to meet our obligations under EC state aid commitments and to ensure that we retain maximum flexibility, we would accelerate the start of the retail business disposal as required by the EC (Project Verde).  Costs attributable to Project Verde in the first quarter of 2012 were £108 million and, as previously advised, are excluded from combined businesses results.  Total costs incurred to date on Project Verde are £278 million.

Further reductions in the impairment charge
The impairment charge of £1,657 million in the first quarter of 2012 was 31 per cent lower than in the fourth quarter of 2011, principally driven by a reduction in Wealth and International, which reflects lower impairment charges in the Group's Irish and Australasian businesses.

The impairment charge continues to benefit from the continued application of our prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, from continued low interest rates, and broadly stable UK retail property prices, partly offset by subdued UK economic growth, rising unemployment and a weak commercial real estate market.

For the full year 2012, given the above, our guidance remains unchanged, and we continue to expect a similar percentage reduction in Group impairment in 2012 to that seen in 2011, against base case economic assumptions.

Impaired loans decreased by 5 per cent compared to December 2011 to £57 billion, representing 10 per cent of closing advances, mainly driven by a decrease in Wholesale.  The Group's coverage ratio increased by 1.4 per cent to 47.4 per cent.

Combined businesses results summary - impairment charge

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
	£m	£m	%	£m	%

Retail
Secured	75	47	(60)	127	41
Unsecured	295	328	10	459	36
	370	375	1	586	37
Wholesale	526	613	14	454	(16)
Commercial	56	97	42	67	16
Wealth and International
Ireland	526	711	26	1,144	54
Other1	179	610	71	357	50
	705	1,321	47	1,501	53
Central items	-	3		-
Impairment charge	1,657	2,409	31	2,608	36

1	The Asset Finance business is now reported within Wealth and International (previously in Wholesale); comparative figures have been restated as appropriate.

Retail's impairment charge for the first quarter of 2012 decreased to £370 million, compared to £375 million in the fourth quarter of 2011 and £586 million in the first quarter of 2011.  The secured impairment charge was £75 million in the first quarter of 2012, compared to £127 million in the same period in 2011 and £47 million in the fourth quarter of 2011.  The increase in the first quarter of 2012 compared to the fourth quarter of 2011 was due to continued appropriate provisioning against existing credit risks which have longer emergence periods due to current low interest rates and a slight decline in house prices in the period.  The unsecured impairment charge for the first quarter of 2012 was £295 million, compared to £328 million in the fourth quarter of 2011 and £459 million in the first quarter of 2011.  This reflected continued improving business quality and portfolio trends resulting from the Group's conservative risk appetite with a focus on lending to existing customers.  In line with the impairment charge, overall credit performance remained strong with fewer assets entering arrears than in both the same period in 2011 and the fourth quarter of 2011 across both the secured and unsecured portfolios.  Secured impaired loans decreased to £6.4 billion from £6.5 billion at 31 December 2011 and from £6.7 billion at 31 March 2011.
Unsecured impaired loans decreased to £2.3 billion from £2.4 billion at 31 December 2011 and from £2.9 billion at 31 March 2011.

The Wholesale impairment charge was £526 million in the first quarter of 2012, an increase on the first quarter of 2011, but a reduction against the fourth quarter of 2011.  The increase in the impairment charge in the first quarter of 2012 compared to the first quarter of 2011 is primarily attributable to the timing of a few specific cases reflecting the lumpy nature of impairments in a wholesale portfolio, together with a continued weak commercial real estate market.

In Commercial, the impairment charge fell by £11 million to £56 million in the first quarter of 2012 compared to the same period in 2011 reflecting the continued benefits of the low interest rate environment and the continued application of our prudent credit risk appetite.  The material reduction compared to the fourth quarter of 2011 reflects the seasonal benefit in the first quarter of stable cash flows for SME customers.

In Wealth and International, the impairment charge of £705 million in the first quarter of 2012 was significantly lower than in the first quarter of 2011 (£1,501 million) and the fourth quarter of 2011 (£1,321 million).  This material reduction predominantly reflects lower impairment charges in the Group's Irish and Australasian businesses.  The rate of increase in newly impaired loans in Ireland has reduced and a significant portion of the Australasian impaired portfolio was disposed of in 2011.  In Ireland, 66.6 per cent of the total Irish portfolio is now classified as impaired and provisions as a percentage of impaired Irish loans were 65.4 per cent at the end of March 2012 (31 December 2011: 62.1 per cent).  Impairment coverage has increased in Ireland, primarily reflecting further falls in the commercial real estate market, and further vulnerability exists.  Impaired loans accounted for 84.7 per cent of the Irish wholesale portfolio, with a coverage ratio of 64.7 per cent.  Impaired loans accounted for 21.3 per cent of the Irish residential mortgage portfolio, with a coverage ratio of 70.0 per cent.

Core and non-core impairment performance
	Impairment charge			Impairment (annualised) as a % of average advances
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011
	£m	£m	£m	%	%	%

Core	412	640	729	0.36	0.56	0.64
Non-core	1,245	1,769	1,879	3.71	5.01	4.82
Total impairment	1,657	2,409	2,608	1.14	1.63	1.70

The core impairment charge decreased by £228 million, or 36 per cent, compared to the charge in the fourth quarter of 2011 principally reflecting the reduction in core impairment in Wholesale.  This is due to lower than expected impairments in the first quarter in our core corporate portfolios, which is unlikely to be repeated in the rest of the year.

The non-core impairment charge reduced by £524 million, or 30 per cent compared to the charge in the fourth quarter of 2011, principally as a result of a material reduction in the International non-core impairment charge, which reflects lower impairment charges in the Group's Irish and Australasian businesses.  This is partly offset by an increase in Wholesale non-core which is primarily attributable to the timing of a few specific cases reflecting the lumpy nature of impairments in a wholesale portfolio, together with a continued weak commercial real estate market.  Non-core loans and advances to customers generated 77 per cent of the Group's impaired loans reflecting their higher risk profile, with a coverage ratio of 50 per cent at 31 March 2012 (48 per cent at 31 December 2011).
Exposures to selected Eurozone countries
The following section summarises the Group's direct exposure to certain European countries.  The exposures are shown at their balance sheet carrying values and are based on the country of domicile of the counterparty, other than asset-backed securities which are based on the location of the underlying assets.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  We take into account indirect risk, where we have determined that our counterparties have material direct exposures to the selected countries.  The profiles of banks, financial institutions and corporates are monitored on a regular basis and exposures managed accordingly.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone and complete appropriate due diligence on the Group's exposures.

The following tables summarise exposures to the selected Eurozone countries by type of counterparty:

At 31 March 2012	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

Direct sovereign exposure	-	-	13	-	15	28
Central bank balances	-	-	-	-	15	15
Banks and other financial institutions	-	984	385	116	1,737	3,222
Asset-backed securities	-	352	55	253	350	1,010
Other corporate	379	7,648	96	254	2,711	11,088
Retail	-	5,875	-	9	1,613	7,497
Insurance assets	-	67	36	-	24	127
	379	14,926	585	632	6,465	22,987
At 31 December 2011
Direct sovereign exposure	-	-	16	-	17	33
Central bank balances	-	-	-	-	35	35
Banks and other financial institutions	-	479	521	161	1,719	2,880
Asset-backed securities	55	376	39	341	375	1,186
Other corporate	431	8,894	81	298	2,935	12,639
Retail	-	6,027	-	11	1,649	7,687
Insurance assets	-	68	47	-	39	154
	486	15,844	704	811	6,769	24,614

Balance sheet

Improved capital ratios
Our core tier 1 capital ratio increased to 11.0 per cent at the end of March 2012 (31 December 2011: 10.8 per cent), principally driven by a reduction in risk-weighted assets of £6.5 billion.  The total capital ratio improved to 16.2 per cent (31 December 2011: 15.6 per cent).

	As at 31 Mar 2012	As at 31 Dec 2011	Change %	As at 31 Mar 2011	Change %

Risk-weighted assets	£345.8bn	£352.3bn	(2)	£390.9bn	(12)
Core tier 1 capital ratio	11.0%	10.8%		10.0%
Tier 1 capital ratio	12.6%	12.5%		11.4%
Total capital ratio	16.2%	15.6%		14.8%

Risk-weighted assets reduced by 2 per cent to £345.8 billion in the first quarter of 2012, driven by the reduction in our non-core asset portfolio, subdued demand for new lending, and continued improvements to the overall quality of our portfolios, partially offset by the application of revised regulatory rules relating to the Group's private equity (including venture capital) investments which are now risk-weighted rather than being deducted from total capital.  The removal of this deduction from total capital contributes to the improvement in the total capital ratio.

Further progress on balance sheet reduction
Total Group funded assets decreased to £566.3 billion from £587.7 billion at 31 December 2011, primarily driven by the reduction in our non-core asset portfolio, and continued customer deleveraging resulting from subdued demand in core lending markets.

	As at 31 Mar 2012	As at 31 Dec 2011	Change	As at 31 Mar 2011	Change
	£bn	£bn	%	£bn	%

Funded assets	566.3	587.7	(4)	632.9	(11)
Non-core assets	128.3	140.7	(9)	172.9	(26)
Non-core risk-weighted assets	103.6	108.8	(5)	133.2	(22)

We are pleased with the progress made on our balance sheet reduction plans in the period, given challenging market conditions.  In the first quarter of 2012, we achieved a substantial reduction in the non-core portfolio of £12.4 billion, resulting in the portfolio at 31 March 2012 amounting to £128.3 billion.  This included reductions of £7 billion in treasury assets, £2 billion in UK commercial real estate and £2 billion in International assets.

Further strengthening our liquidity and funding position
The Group further enhanced its funding and liquidity position in the first quarter.  We saw continued growth in customer deposits (excluding repos), which increased by 2 per cent, reflecting good growth in both our Retail and Wealth and International divisions.  Customer deposits (excluding repos) have grown by 6 per cent since 31 March 2011.

The Group has also made excellent progress in the quarter with respect to our term wholesale funding objectives with £13.9 billion of wholesale term issuance.

Adding this to the £1.7 billion of pre-funding in 2011, the £4.7 billion benefit from 2011 liability management exercises, and further term issuance of £4.4 billion in April, we have now completed our 2012 wholesale term issuance plan of between £20 billion and £25 billion across all public and private issuance programmes, with £24.7 billion of issuance in total.

	As at 31 Mar 2012	As at 31 Dec 2011	Change %	As at 31 Mar 2011	Change %

Customer deposits1	£412.0bn	£405.9bn	2	£389.3bn	6
Wholesale funding	£231.3bn	£251.2bn	(8)	£303.1bn	(24)
Wholesale funding < 1 year maturity	£91.4bn	£113.3bn	(19)	£154.6bn	(41)
Loan to deposit ratio2	130%	135%		148%
Core business loan to deposit ratio2	105%	109%		116%
Government facilities	£12.9bn	£23.5bn	(45)	£44.4bn	(71)
Wholesale funding > 1 year maturity	60%	55%		49%
Primary liquid assets	£106.4bn	£94.8bn	12	£98.8bn	8

1	Excluding repos of £6.1 billion (31 December 2011: £8.0 billion).
2	Excluding repos and reverse repos.

Wholesale funding was reduced by 8 per cent in the quarter to £231.3 billion.  The combination of customer deposit growth, the successful Q1 term issuance programme and the reduction in funded assets has allowed us to aggressively reduce the Group's short-term money-market funding and further improve the maturity profile of wholesale funding.  At 31 March 2012, 60 per cent of wholesale funding had a maturity date greater than one year, compared to 55 per cent at 31 December 2011.

By the end of the first quarter, our loan to deposit ratio, excluding repos and reverse repos, had improved to 130 per cent.  Our core loan to deposit ratio also improved to 105 per cent from 109 per cent at the end of 2011.  We are now targeting a long-term Group loan to deposit ratio of 120 per cent and assuming a continuation of current market conditions we expect to achieve this target in the next twelve months.

The Group also made further progress in reducing liquidity support from the UK government, which is now solely comprised of historic issuance under the legacy Credit Guarantee Scheme, achieving a reduction of £10.6 billion in the first quarter and leaving only £12.9 billion outstanding at the end of March.  We expect to repay the remaining debt in line with contractual maturity dates, £8.0 billion in the second quarter of 2012, and £4.9 billion in the second half of 2012.

During the first quarter, the Group drew £11.2 billion under the European Central Bank's Long-Term Refinancing Operation facility for an initial term of three years, to part fund a pool of non-core euro denominated assets.

The Group also continues to maintain a strong liquidity position, considerably in excess of current regulatory requirements (the ILG regulatory minimum).  Our primary liquidity portfolio at the quarter end was £106.4 billion, an increase of £11.6 billion since 31 December 2011.  This represents approximately 187 per cent of our money market funding positions at end March 2012 and is approximately 116 per cent of all wholesale funding with a maturity of less than a year, thus providing a substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings, the Group has significant secondary liquidity holdings of more than £100 billion providing access to open market operations at a number of central banks which the Group routinely makes use of as part of its liquidity management practices.  Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

From 31 January 2010 the Group was prohibited under the terms of an agreement with the European Commission from paying discretionary coupons and dividends on hybrid capital securities issued by the Company and certain of its subsidiaries.  This prohibition ended on 31 January 2012.  The Group has now recommenced payment of coupons and dividends on certain of these hybrid capital securities.  Future coupons and dividends on hybrid capital securities will be paid subject to, and in accordance with, the terms of those securities.

Other financial information

Payment protection insurance
Recently there has been an increase in the volume of complaints being received, although other assumptions to date are in line with expectations.  The Group has decided to take an additional provision in the first quarter of 2012 of £375 million to cover the anticipated redress in relation to these increased volumes.  The Group provided £3,200 million in 2011 in respect of PPI contact and redress; this increases the total estimated cost to £3,575 million.  The Group continues to monitor the position closely and will re-evaluate the assumptions underlying its analysis as more information becomes available.  There is inherent uncertainty in making assumptions and the ultimate financial impact may differ from the amount provided.

Simplification costs
The Simplification programme has continued to build on the strong start made in 2011 and is on track to deliver its increased target of £1.7 billion of savings in 2014 and £1.9 billion of run-rate savings by the end of 2014.

Annual run-rate savings totalling £352 million have been achieved as at 31 March 2012.  A further 3,290 FTE role reductions have been announced in the quarter taking the total to 5,388 since the start of the programme.  This good progress is across a wide range of initiatives - from the further reduction in management layers and increased spans of control, through to outsourcing of our Group Property Facilities and Asset Management services and announcement of plans for significant consolidation of our Back Office Operations sites.

Momentum across the programme continues to grow, now moving out of the mobilisation and planning phase with short-term deliverables being implemented.  The longer-term IT based re-engineering programmes due to deliver from late 2012 onwards are now commencing detailed design and build.  A number of early starters - including Account Switchers for new customers, which is part of our End-to-End Processes initiative - are approaching live rollout.

Simplification costs of £161 million were incurred in the first quarter of 2012.  These costs relate to severance, IT and business costs of implementation.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group's insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns compared with less volatile assets over the longer term, the short-term effect of investment market volatility can be significant.  The positive insurance and policyholder interests volatility of £167 million in the first quarter of 2012 primarily reflects higher equity returns compared to long-term expectations.

Past service pensions credit
Following a review of policy in respect of discretionary pension increases in relation to the Group's defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather that the Retail Price Index.  The impact of this change is a reduction in the Group's defined benefit obligation of £258 million, recognised in the Group's income statement in the first quarter of 2012.

Taxation
The tax charge for the first quarter of 2012 was £278 million.  This represents a higher effective tax rate than the UK statutory rate primarily due to a policyholder tax charge, and the effect of the UK corporation tax rate reduction to 24 per cent on the net deferred tax asset.
Additional information

Independent Commission on Banking (ICB)
The ICB published its final report on 12 September 2011 and HM Treasury responded to the report at the end of last year.

We are continuing to engage constructively and actively with HM Treasury with regard to all areas of the ICB proposals.

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011
	£ million	£ million	£ million

Interest and similar income	6,075	6,008	6,648
Interest and similar expense	(4,173)	(3,243)	(3,756)
Net interest income	1,902	2,765	2,892
Fee and commission income	1,192	1,186	1,228
Fee and commission expense	(405)	(275)	(326)
Net fee and commission income	787	911	902
Net trading income	6,077	5,364	1,115
Insurance premium income	2,100	1,983	2,048
Other operating income	1,008	1,065	842
Other income	9,972	9,323	4,907
Total income	11,874	12,088	7,799
Insurance claims	(6,998)	(6,427)	(2,611)
Total income, net of insurance claims	4,876	5,661	5,188
Payment protection insurance provision	(375)	-	(3,200)
Other operating expenses	(2,761)	(3,278)	(3,285)
Total operating expenses	(3,136)	(3,278)	(6,485)
Trading surplus	1,740	2,383	(1,297)
Impairment	(1,455)	(2,077)	(2,183)
Share of results of joint ventures and associates	3	10	10
Profit (loss) before tax	288	316	(3,470)
Taxation	(278)	(251)	1,041
Profit (loss) for the period	10	65	(2,429)

Profit attributable to non-controlling interests	8	28	10
Profit (loss) attributable to equity shareholders	2	37	(2,439)
Profit (loss) for the period	10	65	(2,429)

Basic earnings per share	0.0p	0.0p	(3.6)p
Diluted earnings per share	0.0p	0.0p	(3.6)p

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 31 Mar 2012	As at 31 Dec 2011
	£ million	£ million

Assets
Cash and balances at central banks	78,043	60,722
Trading and other financial assets at fair value through profit or loss	153,631	139,510
Derivative financial instruments	53,182	66,013
Loans and receivables:
Loans and advances to customers	538,323	565,638
Loans and advances to banks	32,881	32,606
Debt securities	7,974	12,470
	579,178	610,714
Available-for-sale financial assets	36,375	37,406
Held-to-maturity investments	9,803	8,098
Other assets	56,558	48,083
Total assets	966,770	970,546

Liabilities
Deposits from banks	45,858	39,810
Customer deposits	418,133	413,906
Trading and other financial liabilities at fair value through profit or loss	29,184	24,955
Derivative financial instruments	47,210	58,212
Debt securities in issue	167,915	185,059
Liabilities arising from insurance and investment contracts	133,410	128,927
Subordinated liabilities	34,351	35,089
Other liabilities	43,920	37,994
Total liabilities	919,981	923,952

Total equity	46,789	46,594

INCOME STATEMENT - BUSINESS METRICS

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Change	Quarter ended 31 Mar 2011	Change
Results	£m	£m	%	£m	%

Statutory
Total income, net of insurance claims	4,876	5,661	(14)	5,188	(6)
Total operating expenses	(3,136)	(3,278)	4	(6,485)	52
Trading surplus	1,740	2,383	(27)	(1,297)
Impairment	(1,455)	(2,077)	30	(2,183)	33
Profit (loss) before tax	288	316	(9)	(3,470)
Profit (loss) attributable to equity shareholders	2	37		(2,439)
Earnings (loss) per share	0.0p	0.0p		(3.6)p
Combined businesses basis
Total income, net of insurance claims	4,491	5,870	(23)	4,805	(7)
Underlying1 total income, net of insurance claims	4,731	4,986	(5)	5,580	(15)
Total costs	(2,564)	(2,712)	5	(2,751)	7
Trading surplus	1,927	3,158	(39)	2,054	(6)
Impairment	(1,657)	(2,409)	31	(2,608)	36
Profit before tax	628	937	(33)	284
Underlying1 profit (loss) before tax	543	(34)		661	(18)
Banking net interest margin	1.95%	1.97%		2.16%
Average interest-earning banking assets	£558.8bn	£567.5bn	(2)	£603.5bn	(7)
Cost:income ratio2	57.1%	46.2%		57.3%
Underlying1 cost:income ratio2	54.2%	54.4%		49.3%
Impairment as a % of average advances3	1.14%	1.63%		1.70%
Return on risk-weighted assets4	0.59%	(0.14)%		0.23%
Combined businesses basis - core
Total income, net of insurance claims	4,512	5,417	(17)	4,484	1
Underlying1 total income, net of insurance claims	4,353	4,543	(4)	4,881	(11)
Total costs	(2,343)	(2,456)	5	(2,519)	7
Trading surplus	2,169	2,961	(27)	1,965	10
Impairment	(412)	(640)	36	(729)	43
Profit before tax	1,578	1,974	(20)	1,206	31
Underlying1 profit before tax	1,419	1,100	29	1,603	(11)
Banking net interest margin	2.32%	2.34%		2.47%
Average interest-earning banking assets	£429.7bn	£433.4bn	(1)	£449.6bn	(4)
Cost:income ratio2	51.9%	45.3%		56.2%
Underlying1 cost:income ratio2	53.8%	54.1%		51.6%
Impairment as a % of average advances3	0.36%	0.56%		0.64%
Return on risk-weighted assets4	2.65%	2.32%		2.55%

1	Underlying measures exclude the effects of liability management, volatile items and asset sales.
2	Total costs divided by total income, net of insurance claims.
3	Impairment on loans and advances to customers divided by average loans and advances to customers, excluding reverse repo transactions, gross of allowance for impairment losses.
4	Underlying profit before tax and fair value unwind divided by average risk-weighted assets.

CAPITAL AND BALANCE SHEET - BUSINESS METRICS

Statutory	As at 31 Mar 2012	As at 31 Dec 2011	Change %	As at 31 Mar 2011	Change %

Total assets:
Banking assets	£792.3bn	£802.0bn	(1)	£812.2bn	(2)
Insurance assets	£174.5bn	£168.5bn	4	£170.3bn	2
	£966.8bn	£970.5bn		£982.5bn	(2)

Loans and advances to customers1	£538.3bn	£565.6bn	(5)	£585.4bn	(8)
Customer deposits2	£418.1bn	£413.9bn	1	£398.9bn	5
Loans and advances to customers (excluding reverse repos)	£535.6bn	£548.8bn	(2)	£577.8bn	(7)
Customer deposits (excluding repos)	£412.0bn	£405.9bn	2	£389.3bn	6
Total customer balances3	£947.6bn	£954.7bn	(1)	£967.1bn	(2)
Loan to deposit ratio4	130%	135%		148%
Funds under management5	£186.3bn	£182.0bn	2	£191.8bn	(3)
Wholesale funding	£231.3bn	£251.2bn	(8)	£303.1bn	(24)
Wholesale funding >1 year maturity	60%	55%		49%
Funded assets	£566.3bn	£587.7bn	(4)	£632.9bn	(11)
Primary liquidity portfolio	£106.4bn	£94.8bn	12	£98.8bn	8
Risk-weighted assets	£345.8bn	£352.3bn	(2)	£390.9bn	(12)
Core tier 1 capital ratio	11.0%	10.8%		10.0%
Net tangible assets per share	58.3p	58.6p		55.8p
Leverage ratio	17 times	17 times		18 times

Core
Loans and advances to customers (excluding reverse repos)	£429.7bn	£437.0bn	(2)	£447.5bn	(4)
Loans and advances to banks (excluding reverse repos)	£31.7bn	£31.5bn	1	£26.7bn	19
Reverse repos	£3.4bn	£17.3bn	(80)	£10.0bn	(66)
Debt securities	£0.2bn	£0.2bn		£0.3bn	(33)
Available-for-sale financial assets	£28.6bn	£27.9bn	3	£18.6bn	54
Other	£344.9bn	£315.9bn	9	£306.5bn	13
Total core assets	£838.5bn	£829.8bn	1	£809.6bn	4

Customer deposits (excluding repos)	£408.0bn	£401.5bn	2	£384.3bn	6
Total customer balances3	£837.7bn	£838.5bn		£831.8bn	1
Loan to deposit ratio4	105%	109%		116%
Risk-weighted assets	£242.2bn	£243.5bn	(1)	£257.7bn	(6)

Non-core
Loans and advances to customers (excluding reverse repos)	£105.9bn	£111.8bn	(5)	£130.3bn	(19)
Loans and advances to banks	£0.5bn	£0.6bn	(17)	£0.9bn	(44)
Debt securities	£7.8bn	£12.3bn	(37)	£18.6bn	(58)
Available-for-sale financial assets	£7.8bn	£9.5bn	(18)	£15.3bn	(49)
Other	£6.3bn	£6.5bn	(3)	£7.8bn	(19)
Total non-core assets	£128.3bn	£140.7bn	(9)	£172.9bn	(26)

Risk-weighted assets	£103.6bn	£108.8bn	(5)	£133.2bn	(22)

1	Includes reverse repos of £2.7 billion (31 December 2011: £16.8 billion; 31 March 2011: £7.6 billion).
2	Includes repos of £6.1 billion (31 December 2011: £8.0 billion; 31 March 2011: £9.6 billion).
3	Total customer balances are the aggregate of loans and advances to customers excluding reverse repos and customer deposits excluding repos.
4	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
5	Funds under management within Wealth and International division.

APPENDIX 1

QUARTERLY INFORMATION - GROUP

Combined businesses results summary

Group	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 Mar 2011
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,645	2,816	3,051	3,063	3,303
Other income	2,194	2,228	1,952	2,540	2,391
Effects of liability management, volatile items and asset sales1	(240)	884	159	(146)	(775)
Total income	4,599	5,928	5,162	5,457	4,919
Insurance claims	(108)	(58)	(87)	(84)	(114)
Total income, net of insurance claims	4,491	5,870	5,075	5,373	4,805
Total costs	(2,564)	(2,712)	(2,577)	(2,581)	(2,751)
Trading surplus	1,927	3,158	2,498	2,792	2,054
Impairment	(1,657)	(2,409)	(1,956)	(2,814)	(2,608)
Share of results of joint ventures and associates	3	10	5	3	9
Profit (loss) before tax and fair value unwind	273	759	547	(19)	(545)
Fair value unwind	355	178	97	839	829
Profit before tax	628	937	644	820	284

Banking net interest margin	1.95%	1.97%	2.05%	2.09%	2.16%
Impairment as a % of average advances	1.14%	1.63%	1.30%	1.84%	1.70%

1
Includes the gains from liability management exercises (see note on page 13), the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes, net derivative valuation adjustments, and gains or losses on disposals of assets which are not part of normal business operations.  Following an increase in the level of sale of centrally held government bonds in the first quarter, related gains have been included within this line item.  Comparative figures have been restated accordingly.

QUARTERLY INFORMATION - CORE AND NON-CORE BUSINESSES

Combined businesses results summary - core and non-core

Core	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 Mar 2011
	£ million	£ million	£ million	£ million	£ million

Net interest income	2,473	2,609	2,760	2,688	2,859
Other income	1,988	1,992	1,812	2,224	2,136
Effects of liability management, volatile items and asset sales1	159	874	178	144	(397)
Total income	4,620	5,475	4,750	5,056	4,598
Insurance claims	(108)	(58)	(87)	(84)	(114)
Total income, net of insurance claims	4,512	5,417	4,663	4,972	4,484
Total costs	(2,343)	(2,456)	(2,366)	(2,341)	(2,519)
Trading surplus	2,169	2,961	2,297	2,631	1,965
Impairment	(412)	(640)	(611)	(907)	(729)
Share of results of joint ventures and associates	5	-	7	-	3
Profit before tax and fair value unwind	1,762	2,321	1,693	1,724	1,239
Fair value unwind	(184)	(347)	(184)	(64)	(33)
Profit before tax - core combined businesses	1,578	1,974	1,509	1,660	1,206

Banking net interest margin	2.32%	2.34%	2.47%	2.39%	2.47%
Impairment as a % of average advances	0.36%	0.56%	0.55%	0.80%	0.64%

	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 Mar 2011
Non-core	£ million	£ million	£ million	£ million	£ million

Net interest income	172	207	291	375	444
Other income	206	236	140	316	255
Effects of liability management, volatile items and asset sales1	(399)	10	(19)	(290)	(378)
Total income	(21)	453	412	401	321
Insurance claims	-	-	-	-	-
Total income, net of insurance claims	(21)	453	412	401	321
Total costs	(221)	(256)	(211)	(240)	(232)
Trading surplus	(242)	197	201	161	89
Impairment	(1,245)	(1,769)	(1,345)	(1,907)	(1,879)
Share of results of joint ventures and associates	(2)	10	(2)	3	6
Loss before tax and fair value unwind	(1,489)	(1,562)	(1,146)	(1,743)	(1,784)
Fair value unwind	539	525	281	903	862
Loss before tax - non-core combined businesses	(950)	(1,037)	(865)	(840)	(922)

Banking net interest margin	0.70%	0.75%	0.87%	1.16%	1.24%
Impairment as a % of average advances	3.71%	5.01%	3.64%	4.93%	4.82%

1	See note on page 29.

APPENDIX 2

Basis of preparation of combined businesses information

The tables below set out a reconciliation from the published statutory results to the combined businesses results:

		Removal of:
Quarter ended 31 March 2012	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Payment protection insurance provision	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,902	(95)	(3)	626	-	215	2,645
Other income	9,972	335	(164)	(7,562)	-	(387)	2,194
Effects of liability management, volatile items and asset sales		(240)	-	-	-	-	(240)
Total income	11,874	-	(167)	(6,936)	-	(172)	4,599
Insurance claims	(6,998)	-	-	6,890	-	-	(108)
Total income, net of insurance claims	4,876	-	(167)	(46)	-	(172)	4,491
Operating expenses	(3,136)	132	-	46	375	19	(2,564)
Trading surplus (deficit)	1,740	132	(167)	-	375	(153)	1,927
Impairment	(1,455)	-	-	-	-	(202)	(1,657)
Share of results of joint ventures and associates	3	-	-	-	-	-	3
Fair value unwind		-	-	-	-	355	355
Profit (loss) before tax	288	132	(167)	-	375	-	628

1
Comprises the effects of liability management (gain of £168 million), volatile items (loss of £205 million) and asset sales (loss of £203 million) and simplification costs related to severance, IT and business costs of implementation (£161 million), EC mandated retail business disposal costs (£108 million), the amortisation of purchased intangibles (£121 million) and the past service pensions credit (£258 million).

Basis of preparation of combined businesses information (continued)

		Removal of:
Quarter ended 31 March 2011	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Payment protection insurance provision	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,892	72	(5)	95	-	249	3,303
Other income	4,907	703	82	(2,629)	-	(672)	2,391
Effects of liability management, volatile items and asset sales		(775)	-	-	-	-	(775)
Total income	7,799	-	77	(2,534)	-	(423)	4,919
Insurance claims	(2,611)	-	-	2,497	-	-	(114)
Total income, net of insurance claims	5,188	-	77	(37)	-	(423)	4,805
Operating expenses	(6,485)	477	-	37	3,200	20	(2,751)
Trading surplus (deficit)	(1,297)	477	77	-	3,200	(403)	2,054
Impairment	(2,183)	-	-	-	-	(425)	(2,608)
Share of results of joint ventures and associates	10	-	-	-	-	(1)	9
Fair value unwind		-	-	-	-	829	829
(Loss) profit before tax	(3,470)	477	77	-	3,200	-	284

1	Comprises volatile items (loss of £456 million) and asset sales (loss of £319 million), integration costs (£333 million) and the amortisation of purchased intangibles (£144 million).

Basis of preparation of combined businesses information (continued)

		Removal of:
Quarter ended 31 December 2011	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	2,765	(710)	(5)	632	134	2,816
Other income	9,323	(174)	106	(7,032)	5	2,228
Effects of liability management, volatile items and asset sales		884	-	-	-	884
Total income	12,088	-	101	(6,400)	139	5,928
Insurance claims	(6,427)	-	-	6,369	-	(58)
Total income, net of insurance claims	5,661	-	101	(31)	139	5,870
Operating expenses	(3,278)	520	-	31	15	(2,712)
Trading surplus	2,383	520	101	-	154	3,158
Impairment	(2,077)	-	-	-	(332)	(2,409)
Share of results of joint ventures and associates	10	-	-	-	-	10
Fair value unwind		-	-	-	178	178
Profit before tax	316	520	101	-	-	937

1
Comprises the effects of liability management (gain of £1,295 million), volatile items (loss of £532 million) and asset sales (gain of £121 million), integration and simplification costs (£306 million), EC mandated retail business disposal costs (£80 million) and the amortisation of purchased intangibles (£134 million).

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Kate O'Neill
Managing Director, Investor Relations
+44 (0)20 7356 3520
email: kate.o'neill@ltsb-finance.co.uk

CORPORATE AFFAIRS
Matthew Young
Director of Corporate Affairs
+44 (0)20 7356 2231
email: matt.young@lloydsbanking.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  1 May, 2012